UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REQUEST FOR WITHDRAWAL

Date of Request: June 7, 2006

Red Carpet Entertainment, Inc.,
(Exact name of registrant as specified in its charter)

Nevada	2300	01-0670370
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3375 East Slauson Ave., Suite 2, Vernon, California		90058
(Address of registrant's principal executive offices)		(Zip Code)

	(323) 583-3385
	(Registrant's Telephone Number, Including Area Code)

Securities Act registration statement file number to which this form relates: 333-131235

ITEM 1. Withdrawal of Registration Statement.

On January 24, 2006, Red Carpet Entertainment, Inc., a Nevada corporation, filed a Registration Statement on Form SB-2, File No. 333-131235, with the Securities and Exchange Commission. On June 7, 2006 the Board of Directors of Red Carpet Entertainment, Inc., have determined that it is the best interests of the company and its shareholders to request a withdrawal of the Registration Statement on Form SB-2, File No. 333-131235. None of the shares being offered pursuant to the registration statement have been offered or sold.

SIGNATURES

Pursuant to the requirements of the Exchange Act of 1934 the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Vernon, California, on June 7, 2006.

Red Carpet Entertainment, Inc. a Nevada corporation

By:	/s/ Chris Johnson
Chris Johnson
Its:	President

2